MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

NFO Worldwide, Inc. (formerly named NFO Research, Inc.) together with its subsidiaries (the "Company") is a leading provider of custom and syndicated marketing information to some of the largest companies both in the United States and international markets using, among other things, a proprietary panel (the "NFO Panel") of pre-recruited consumer households.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain income statement data for the Company.


                                                                                                    Percentage Increase
                                                                                                        (Decrease)
                                                             Income Statements                     1996            1995
                                                         Years Ended December 31,                  Over            Over
                                                     1997          1996          1995              1996            1995
-----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
REVENUES                                           $190,229      $154,943      $113,095            22.8%           37.0%
Cost of Revenues                                     83,357        66,693        48,431            25.0            37.7
Selling, General & Administrative
  Expenses                                           76,705        61,591        44,167            24.5            39.5
Amortization Expense                                  4,094         2,926         2,203            39.9            32.8
Depreciation Expense                                  2,798         2,356         1,825            18.8            29.1
                                                   --------------------------------------------------------------------
OPERATING INCOME                                     23,275        21,377        16,469             8.9            29.8
Interest Expense, Net                                   669            38          (142)        1,660.5             N/M
Equity Interest in Net Loss (Income)
  of Affiliated Companies                               200           318          (186)          (37.1)         (271.0)
                                                   --------------------------------------------------------------------

INCOME BEFORE INCOME TAXES AND
  MINORITY INTEREST                                  22,406        21,021        16,797             6.6            25.1
  Provision for Income Taxes                          8,895         8,983         6,172            (1.0)           45.5
                                                   --------------------------------------------------------------------
Net Income Before Minority Interest                  13,511        12,038        10,625            12.2            13.3
Minority Interest                                     1,006         1,422         1,466           (29.3)           (3.0)
                                                   --------------------------------------------------------------------
NET INCOME                                         $ 12,505      $ 10,616      $  9,159            17.8%           15.9%
                                                   ====================================================================
BASIC SHARES OUTSTANDING(1)                          20,265        19,911        18,716             1.8%            6.4%
                                                   ====================================================================
BASIC EARNINGS PER SHARE(1)                        $    .62      $    .53      $    .49            16.9%            8.2%
                                                   ====================================================================
DILUTED SHARES OUTSTANDING(1)                        20,832        20,746        19,193              .4%            8.1%
                                                   ====================================================================
DILUTED EARNINGS PER SHARE(1)                      $    .60      $    .51      $    .48            17.6%            6.3%
                                                   ====================================================================


(1) For comparability, the earnings per share and share data reflect the 3 for 2 stock splits effected October 15, 1997 and February 5, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

As certain of the statements made in this annual report are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995), they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, clients' timing of new product introductions and reformulations, clients' marketing budgets, industry and economic conditions, changes in management or ownership of a client, the effect of the Company's competition on client purchasing decisions, the strategic decisions of the Company's management team, the extent to which the Company is successful in developing and marketing its interactive market research techniques and other factors referenced in this report. In addition, the success of the Company's worldwide expansion efforts is dependent in part upon the successful application of NFO's methodologies to different business and consumer environments.

ACQUISITIONS

On April 1, 1997, the Company acquired 100 percent of the stock of Prognostics, Palo Alto, CA, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. The Company issued 2,589,720 (adjusted for the 3 for 2 stock split effective October 15, 1997) shares of NFO Common Stock. The transaction was accounted for as a pooling of interests.

     On July 11, 1997, the Company acquired The MBL Group Plc ("MBL") headquartered in London, England, a leading international market research firm with 27 offices in 17 countries throughout the UK, the Middle East, and Asia. The Company issued 2,046,363 (adjusted for the 3 for 2 stock split effective October 15, 1997) shares of NFO Common Stock. The acquisition was accounted for as a pooling of interests. The Company also entered into agreements with minority shareholder employees of the various MBL operating subsidiaries to repurchase a portion of the minority shares during 1997 and the remainder in three years. The purchase of the minority interests in MBL's subsidiaries has been accounted for using the purchase method.

     As a result of the pooling of interests transactions, the accompanying financial statements reflect the combined results of NFO, Prognostics, and MBL for all periods presented.

     On May 28, 1997, the Company acquired Access Research, Inc., Windsor, CT, a research-based financial services consulting firm specializing in the retirement market. On December 12, 1997, the Company acquired 100 percent of the stock of CM Research Group, Ltd., headquartered in Auckland, New Zealand. CM is the leading provider of custom market research in New Zealand and one of the larger market research organizations in Australia. These acquisitions were accounted for using the purchase method.

     On January 3, 1996, the Company acquired Migliara/Kaplan Associates, Inc. ("M/K"), Chesapeake Surveys, Inc. ("CSI"), and Plog Research, Inc. ("Plog"). M/K is one of the nation's leading full-service health care marketing information companies with offices in Baltimore, MD and Princeton, NJ. CSI provides data collection and survey services, such as focus groups and random telephone interviews. Plog is the nation's leading travel industry marketing research organization. On August 15, 1996, the Company acquired The SPECTREM Group, Inc. ("Spectrem"). Spectrem provides niche consulting and acquisition and divestiture advisory services in the trust and investment products sectors. These acquisitions were accounted for using the purchase method.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

1997 COMPARED TO 1996

The Company's revenues increased 23 percent to $190.2 million from $154.9 million the previous year. Strong revenue growth occurred in the Company's financial services, health care, and international business units which collectively grew by 37 percent. Approximately $6 million of this total increase was attributable to the first time consolidation of the Company's Middle Eastern, Indian, and Access Research operations in the second half of 1997.

     Cost of revenues increased 25 percent to $83.4 million from $66.7 million in the prior year. The increase in cost of revenues was primarily the result of increased revenues. The remainder of the increase in cost of revenues was the result of the newly consolidated Middle Eastern, Indian, and Access Research operations ($3.0 million) having higher than average cost of revenues, along with the Company's continued investment in its Interactive initiatives ($.7 million).

     Selling, general, and administrative expenses increased 25 percent to $76.7 million from $61.6 million a year ago. This increase includes $1.3 million in pooling transaction expenses related to the acquisitions of Prognostics and MBL. Excluding these transaction expenses, selling, general, and administrative expenses increased 22.4 percent over 1996. Other principal factors include the first time inclusion of the Company's Middle Eastern and Indian operations ($2.3 million), increased staffing expenses ($3.9 million), the increases associated with the acquisitions of Spectrem in August 1996, and Access Research in May 1997 ($1.9 million), the Company's Interactive activities ($1.2 million) and inflationary factors.

     Amortization expense increased 40 percent to $4.1 million from $2.9 million in the previous year. The primary cause of the increase was a special write-down of the carrying value of intangible assets ($.6 million) associated with AMS, the Company's expert computer software company. Additional increases in amortization expenses in 1997 related to the purchase of a significant portion of the minorities' interests in MBL, and to the increased amortization costs associated with the earnout payments made pursuant to certain companies' financial performance during 1996.

     As a result of the items discussed above, operating income in 1997 increased 9 percent to $23.3 million from $21.4 million in the prior year. Excluding the $1.3 million of pooling transaction expenses described above, as well as the increased investments in the Company's Interactive operations ($1.0 million), and the negative effect on foreign currency translation ($.3 million), operating income increased 21 percent. Operating margins for 1997, excluding these items, were 13.6 percent compared to 13.8 percent in 1996.

     Interest expense increased to $.7 million from less than $.1 million in the prior year. The increase was primarily the result of increased borrowing to fund acquisitions (approximately $20 million) and capital expenditures (approximately $9 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     Income tax expense decreased $.1 million to $8.9 million from $9.0 million a year ago. The expense reflects the Company's combined U.S. Federal and State tax rate of approximately 39 percent, plus the effects of non-deductible expenses, primarily goodwill amortization and the transaction expenses related to the two pooling of interests that occurred in 1997, and the lower tax rates in many of the countries outside the U.S. where the Company has operations. The decrease in the effective tax rate from 42.7 percent to 39.7 percent was largely due to a reduction in the non-U.S. effective tax rate, somewhat offset by the non-deductibility of the pooling transaction expenses.

     Minority interests decreased by 29 percent to $1.0 million from $1.4 million last year. The decline was directly related to the purchase of a significant portion of the minorities' shares in the MBL acquisition in July 1997.

     The result of items discussed above is that net income increased 18 percent to $12.5 million from $10.6 million a year ago. The 18 percent increase in diluted earnings per share to $.60 from $.51 is the direct result of the increase in net income. Diluted earnings per share has been adjusted for the stock split effected on October 15, 1997. Net income excluding the pooling transaction expenses rose 30 percent and diluted earnings per share rose 29 percent.

1996 COMPARED TO 1995

The Company's revenues increased 37 percent to $154.9 million from $113.1 million the previous year. The acquisitions of M/K, CSI, and Plog in January 1996, and Spectrem in August 1996 contributed $28 million to this increase. Revenues in the Company's remaining business increased by 12 percent, led by strong showings in its financial services, packaged goods sectors, and the Company's international operations.

     Costs of revenues increased 38 percent to $66.7 million from $48.4 million a year ago. The increase was primarily the result of the first time inclusion of M/K, CSI, Plog and Spectrem ($12.5 million), while remaining cost of revenues increased $5.8 million, or 12 percent which is in line with revenue increases.

     Selling, general and administrative expenses increased 40 percent to $61.6 million from $44.2 million in the previous year. The first time inclusion of M/K, CSI, Plog and Spectrem accounted for $9.6 million, while other principal contributing factors included increased staffing caused by increased business activity in the U.S., Europe, and Asia Pacific, development of the Company's new online interactive research capabilities, and inflationary increases.

     Operating income in 1996 increased 30 percent to $21.4 million from $16.5 million in the previous year. This increase is primarily the result of the items discussed above. Operating margins for 1996 were 13.8 percent compared to 14.6 percent a year ago. The decrease in operating margins reflects the Company's investment in interactive research capabilities and expansion of its business activity worldwide.

     Income tax expense reflects the Company's combined U.S. Federal and State tax rate of approximately 39 percent, plus the effects of non-deductible expenses (primarily goodwill amortization) and taxes on the Company's international operations. The increase in the effective tax rate from 36.7 percent to 42.7 percent was largely due to the effect of the acquisitions mentioned above and a higher effective tax rate for the Company's international operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     The result of the items discussed above is that net income increased 15.9 percent to $10.6 million from $9.2 million in the previous year. Diluted earnings per share increased to $.51 from $.48 a year ago. The increase in diluted earnings per share was primarily due to increased earnings and occurred in spite of a greater number of outstanding shares caused primarily by the issuance of additional shares in connection with the acquisitions. Diluted earnings per share have been adjusted for the stock splits effected on February 5, 1996 and October 15, 1997.

LIQUIDITY AND CAPITAL RESOURCES

Working capital as of December 31, 1997 was $28.5 million, an increase of $8.8 million from December 31, 1996. The primary reasons for the change in working capital were increases in accounts receivable of $9.8 million and unbilled receivables of $4.7 million partially offset by an increase of $4.0 million in accounts payable and a reduction in cash on hand of $1.5 million.

     On March 9, 1998, the Company successfully entered into two financing agreements: a private placement of $40 million of Senior Notes and a $75 million revolving credit facility. Borrowings available under these combined facilities total $115 million and are unsecured. Proceeds will be used to pay off the Company's existing debt of approximately $32 million, finance acquisitions, capital expenditures and working capital. The revolving credit facility replaces the Company's existing $35 million revolving credit facility.

     The $40 million in Senior Notes, due March 1, 2008, bear interest at the fixed rate of 6.43 percent and are repayable in equal installments of approximately $5.7 million per year starting in 2002. The $75 million unsecured credit facility has an ultimate maturity date of March 2003 and enables NFO to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at the Company's option.

     The Company anticipates that existing cash, together with internally generated funds and its credit availabilities, will provide the Company with the resources needed to satisfy potential acquisitions, capital expenditures, and the Company's growing working capital requirements. The timing and magnitude of future acquisitions will be the single most important factor in determining the Company's long-term capital needs.

     The Company is currently in the process of conducting a comprehensive review of its systems and products to determine the extent and impact of year 2000 issues on the Company. Based on its preliminary review, year 2000 issues will be addressed in a timely fashion and the Company expects that year 2000 issues will not have a material impact on its financial position or results of operations.

INFLATION

Inflation has historically had only a minor effect on the Company's results of operations and its internal and external sources of liquidity and working capital because the Company has generally been able to increase prices to reflect cost increases resulting from inflation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

SEASONALITY

The Company's business activity has traditionally reflected a modest seasonality factor with slightly higher revenues in the Company's fourth quarter. This seasonality reflects increased research spending in the fourth quarter by clients seeking to complete research studies prior to the holiday season and the close of their fiscal year. Also, the Company generally initiates several large-scale annual projects and tracking programs during the fourth quarter of each year.

     Over the past three years, the fourth quarter has represented between 27.3 percent and 29.4 percent of the Company's annual revenues. Each of the remaining three quarters ranged between 21.6 percent and 25.9 percent of the annual total.

FUTURE REQUIRED ACCOUNTING CHANGES

On June 10, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No.
130). This statement establishes standards for reporting and display of comprehensive income and its components in financial statements. The adoption of this standard will not impact results from operations, financial condition, or long-term liquidity, but will require the Company to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the equity section of the balance sheet. The Company is required to adopt the new standard for periods beginning after December 15, 1997.